Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    PreMD Reports Fiscal 2006 Results and Provides Outlook for 2007

    <<
    -  Expanding the potential for PREVU(x) through additional regulatory claims as the world's first cost-effective, non-invasive test for cardiovascular risk assessment for future heart attacks and stroke and entry into new markets
    -  Partnership discussions advanced for PREVU(x) and underway for oncology products
    -  Direct sales of PREVU(x) POC to retail pharmacies progressing with programs on-going at Wal-Mart, Costco, Winn-Dixie and Publix
    -  Recent financing secures support for growth initiatives
    -  Burn rate for 2007 to decline significantly; major PREVU(x) clinical trials completed
    >>

    TORONTO, March 29 /CNW/ - Predictive medicine company PreMD Inc. (TSX:
PMD; Amex: PME) today announced audited financial results for the year ended
December 31, 2006 and provided investors with an operating update and outlook for fiscal 2007.
    "Last year, we made tremendous in-roads with the PREVU(x) product line of skin cholesterol tests including the expansion into new retail pharmacy chains; the Canadian and European approval of our second PREVU(x) test, PREVU(x)
LT; and the compilation of data to support a new regulatory claim for PREVU(x)
as a cardiovascular risk assessment test for future heart attacks and stroke,"
said Dr. Brent Norton, President and Chief Executive Officer of PreMD. "The
transition of PREVU(x), since reacquiring the rights at the end of December, has gone smoothly. We established relationships with customers, suppliers and other key contacts and have made considerable progress on the implementation of third party logistics. Importantly, we are building momentum with our direct sales, specifically into the retail pharmacy segment. In this regard, we have further developed the relationship with Wal-Mart Quebec and advanced the collaboration with Medivon LLC who has been instrumental in expanding the affiliation with Costco while bringing PREVU(x) POC into additional retailers
Winn-Dixie and Publix."
    Dr. Norton continued, "looking ahead, we are in advanced discussions with potential marketing partners for PREVU(x) and are focused on increasing the market opportunity for the technology. In that regard, we plan to work closely with the FDA to provide the information the agency suggested surrounding our
510(k) submission for PREVU(x) LT. The life insurance segment of the market provides us with a tremendous opportunity. In addition, expanding the regulatory claim for PREVU(x) as a risk assessment test for risk of a future heart attack and stroke is another catalyst for growth. To this end, the investigators involved in the PASA study are analyzing the data and have prepared a manuscript for publication in a leading medical journal. The PASA data will also form the basis for a submission to the FDA for the expanded claim. We anticipate filing this submission during the second quarter."

    <<
    Fiscal 2007 Objectives
    ----------------------

    PREVU(x) Technology

    (1) Expand the market for PREVU(x)
        -  Utilizing the data from the PASA study, seek a new regulatory claim that would approve PREVU(x) as a risk assessment tool for risk of future heart attack and stroke - this would be the first cost-effective, non-invasive test on the market for such an indication.
        -  Leverage the technology for utility beyond cardiovascular disease; in conjunction with a potential partner, a clinical assessment is under evaluation regarding skin testing for use in the cosmetics market.

    (2) Achieve regulatory clearance in the U.S. for PREVU(x) LT
        -  PreMD plans to work closely with the FDA regarding its 510(k)
           application for PREVU(x) LT for use in the life insurance
           industry. PreMD is preparing its response to information the FDA suggested.
        -  Relationships with insurance companies are progressing and both internal and consultant actuaries are assessing the technology.

    (3) Enter into a marketing partnership for PREVU(x)
        -  Discussions are in advanced stages and continuing with potential partners.
        -  PreMD likely to manage the life insurance and retail markets directly.

    Oncology Pipeline

    (1) Continue to advance cancer clinical program
        -  The LungAlert(TM) I-ELCAP study has enrolled over 2,500 patients to date. Interim data is encouraging.
        -  Enrollment in the ColorectAlert(TM) EDRN study sponsored by the
           U.S. National Cancer Institute is progressing well with one-third of the patients enrolled. A reportable interim analysis is possible.
        -  The breast cancer test study at the University of Louisville has enrolled 42 patients. While the timing is slower than initially anticipated, the study is expected to be completed by the end of the second quarter. This study is intended to confirm and extend earlier published findings that show a positive relationship between the breast cancer test and stage I breast cancer.

    (2) Conclude a strategic partnership for the complete line of PreMD's oncology products
        -  Partnership discussions are underway.
    >>

    "The data collected so far from the various on-going cancer studies is promising. These studies will define the performance characteristics of the technology in the early detection of lung, colorectal and breast cancer, three of the most common causes of cancer," said Dr. Norton. "Our portfolio of cancer screening products is attracting attention from potential partners and we believe there is an opportunity to capture great value from the work we have done in this area."
    "In addition to the progress we have made with our technology and products, we have also engaged in discussions with the law firm that was previously responsible for managing our patent portfolio. Our discussions center around the U.S. Patent and Trademark Office's findings that two patents surrounding the skin tissue cholesterol technology lapsed as a result of the law firm's failure to use its established docketing procedures regarding payment of the maintenance fees. We have entered into talks and look forward to a resolution resulting in receiving a monetary settlement."

    Financial Review (All amounts are in Canadian dollars)
    ------------------------------------------------------

    For the year ended December 31, 2006, PreMD reported total revenue of
$3,335,000, consisting of $7,000 in product sales to McNeil, the Company's licensee through December 28, 2006, and $3,329,000 in license revenue. Upon termination of the agreements on December 28, 2006, the balance of the deferred revenues, representing the unamortized portion of the up-front payments received from the licensee, was recognized as license revenue. The revenue for the full year ended December 31, 2005 was $1,579,000, which consisted of $426,000 in product sales to McNeil and $1,153,000 in license revenue.

    The consolidated loss for the year was $5,949,000 or $(0.27) per share compared with a loss of $4,990,000 or $(0.23) for the year ended December 31,
2005.
    Research and development expenditures for the year increased by
$1,654,000 to $4,774,000 from $3,120,000 in 2005. The increase is related to:
    <<
    -   an increase of $1,673,000 in spending on clinical trials,
        particularly related to the completion of several large trials for skin cholesterol in support of additional regulatory submissions, as well as advancement of the lung cancer trial (the "I-ELCAP" study);
    -   an increase of $77,000 in product liability insurance;
    -   a decrease of $173,000 in subcontract research due to the completion of the development of the second-generation color reader for PREVU(x)
        POC
    -   a decrease in compensation of $41,000.
    >>

    General and administration expenses amounted to $3,025,000 in 2006, compared with $2,691,000 in 2005, an increase of $334,000. The variance primarily reflects:
    <<
    -   a payment of $175,000 upon settlement of litigation and completion of an amendment to the ColorectAlert License Agreement on January 5,
        2007; and related legal expenses of approximately $330,000;
    -   an increase in market research expenses of $46,000;
    -   a reduction of $44,000 in expenses (from $44,000 to nil) relating to a prior year's unsolicited offer to acquire the shares of another company;
    -   a reduction in compensation of $105,000 and lower investor relations and annual report costs;
    -   a reduction of $38,000 in stock-based compensation for options for administrative personnel and consultants resulting in a non-cash expense of $384,000 compared with $422,000 in 2005.
    >>

    Interest on convertible debentures (issued on August 30, 2005) amounted to $678,000 in 2006 compared to $228,000 in 2005. The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or stock. In 2006,
$281,000 of the interest expense was paid in stock, rather than cash, compared with nil in 2005. Imputed interest of $820,000 (compared with $256,000 in
2005) represents the expense related to the accretion of the liability component at an effective interest rate of 12.75%.
    Amortization expenses for equipment and acquired technology for 2006 amounted to $180,000 compared with $210,000 in 2005. Leasehold improvements in the research facilities and purchases of equipment to support administration, clinical trials and manufacturing amounted to $25,000 in 2006 and $130,000 in
2005. In addition, the PREVU(x) trademark was purchased from the former licensee of the skin cholesterol technology for $150,000. Amortization of deferred financing fees amounted to $139,000 for 2006 compared to $43,000 in 2005. The financing fees are amortized over the four-year life of the convertible debentures.
    Recoveries of provincial scientific investment tax credits (ITCs)
amounted to $200,000 compared with $198,923 in 2005. Interest income amounted to $265,369 compared with $173,130 for 2005.
    At December 31, 2006, PreMD had cash, cash equivalents and short-term investments totaling $3,276,000. On March 28, 2007, PreMD announced that it had raised $3.9 million in a private placement with existing institutional investors. The Company believes that its current financial resources will be sufficient to meet the Company's current operating and capital requirement through 2008.
    Financial statements are attached to this press release. PreMD's complete fiscal 2006 annual report is available at www.sedar.com.

    -------------------------------------------------------------------------
    Conference Call and Webcast

    PreMD will hold a conference call and webcast today, March 29, 2007, at
    10:30 a.m. ET. To access the conference call, please dial 416-915-5651 or
    1-800-588-4942. A live audio webcast will be available at
    www.premdinc.com, and will be subsequently archived for three months. To access the replay via telephone, which will be available until April 5,
    2007, please dial 416-640-1917 or 1-877-289-8525 and enter the passcode
    21225267 followed by the number sign.
    -------------------------------------------------------------------------

    About PreMD

    PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products are branded as PREVU(x) Skin
Cholesterol Test. The company's cancer tests include ColorectAlert(TM),
LungAlert(TM) and a breast cancer test. PreMD's head office is located in
Toronto, Ontario and its research and product development facility is at
McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

    This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.
    In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
    Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

    (x)Trademark

    <<
                               (Tables Follow)

    PreMD Inc.
    Incorporated under the laws of Canada

                         CONSOLIDATED BALANCE SHEETS
                            (In Canadian dollars)

    As at December 31

                                                       2006          2005
                                                         $             $
    -------------------------------------------------------------------------

    ASSETS
    Current
    Cash and cash equivalents                          112,577       773,199
    Short-term investments                           3,163,482     7,905,883
    Accounts receivable                                 11,221       881,891
    Inventory                                          179,219        36,306
    Prepaid expenses and other receivables             570,773       317,264
    Investment tax credits receivable                  200,000       200,000
    -------------------------------------------------------------------------
    Total current assets                             4,237,272    10,114,543
    -------------------------------------------------------------------------
    Deferred financing fees, net of accumulated
     amortization of $174,863 (2005 - $43,059)         347,589       477,725
    Capital assets, net                                312,410       410,636
    Intangible assets, net of accumulated
     amortization of $915,027 (2005 - $856,970)        382,229       290,286
    -------------------------------------------------------------------------
                                                     5,279,500    11,293,190
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
    Current
    Accounts payable                                   963,990       291,125
    Accrued liabilities                                932,372       655,113
    Current portion of deferred revenue                      -       311,915
    -------------------------------------------------------------------------
    Total current liabilities                        1,896,362     1,258,153
    -------------------------------------------------------------------------
    Convertible debentures                           6,350,680     5,893,340
    Deferred revenue                                         -     2,297,400
    -------------------------------------------------------------------------
    Total liabilities                                8,247,042     9,448,893
    -------------------------------------------------------------------------

    Shareholders' equity (deficiency)
    Capital stock                                   25,263,480    24,449,826
    Contributed surplus                              2,521,915     1,840,979
    Equity component of convertible debentures       2,239,385     2,393,145
    Warrants                                         1,170,020     1,373,718
    Deficit                                        (34,162,342)  (28,213,371)
    -------------------------------------------------------------------------
    Total shareholders' equity (deficiency)         (2,967,542)    1,844,297
    -------------------------------------------------------------------------
                                                     5,279,500    11,293,190
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                 CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                            (In Canadian dollars)

    Years ended December 31
                                         2006          2005          2004
                                           $             $             $
    -------------------------------------------------------------------------

    REVENUE
    Product sales                          6,513       425,730       183,258
    License revenue                    3,328,827     1,153,308       302,080
    -------------------------------------------------------------------------
                                       3,335,340     1,579,038       485,338
    Cost of product sales, including
     amortization of nil (2005 -
     $3,456; 2004 - $6,600)               36,824       428,650       190,214
    -------------------------------------------------------------------------
    Gross profit                       3,298,516     1,150,388       295,124
    -------------------------------------------------------------------------

    EXPENSES
    Research and development           4,773,762     3,120,276     2,612,770
    General and administration         3,024,811     2,690,790     3,346,720
    Interest on convertible debentures   677,723       228,481             -
    Imputed interest on convertible
     debentures                          819,609       255,529             -
    Amortization                         319,205       252,804       224,428
    Loss (gain) on foreign exchange       97,746       (35,734)        8,731
    -------------------------------------------------------------------------
                                       9,712,856     6,512,146     6,192,649
    -------------------------------------------------------------------------

    RECOVERIES AND OTHER INCOME
    Investment tax credits               200,000       198,923       205,000
    Interest                             265,369       173,130       123,626
    -------------------------------------------------------------------------
                                         465,369       372,053       328,626
    -------------------------------------------------------------------------
    Net loss for the year             (5,948,971)   (4,989,705)   (5,568,899)

    Deficit, beginning of year       (28,213,371)  (23,223,666)  (17,654,767)
    -------------------------------------------------------------------------
    Deficit, end of year             (34,162,342)  (28,213,371)  (23,223,666)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Basic and diluted loss per share $     (0.27)  $     (0.23)  $     (0.26)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Weighted average number of
     common shares outstanding        21,663,698    21,487,008    21,276,497
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (In Canadian dollars)

    Years ended December 31
                                         2006          2005          2004
                                           $             $             $
    -------------------------------------------------------------------------

    OPERATING ACTIVITIES
    Net loss for the year             (5,948,971)   (4,989,705)   (5,568,899)
    Add (deduct) items not
     involving cash
      Amortization                       319,205       256,260       231,028
      Stock-based compensation
       costs included in
        Research and development
         expense                         156,920       147,085       123,925
        General and administration
         expense                         383,767       421,812       476,164
      Loss (gain) on sale of
       capital asset                      (1,743)            -         6,098
      Imputed interest on
       convertible debenture             819,609       255,529             -
      Interest on convertible debenture
       paid in common shares             281,462             -             -
      Loss (gain) on foreign exchange     97,748       (35,734)        8,731
    Net change in non-cash working
     capital balances related to
     operations                        1,422,730    (1,061,397)      535,284
    Increase (decrease) in deferred
     revenue                          (2,609,315)     (301,885)    2,818,100
    -------------------------------------------------------------------------
    Cash used in operating activities (5,078,588)   (5,308,035)   (1,369,569)
    -------------------------------------------------------------------------

    INVESTING ACTIVITIES
    Short-term investments             4,589,356    (3,065,568)    1,678,190
    Purchase of trademark               (150,000)            -             -
    Purchase of capital assets           (24,965)     (130,310)     (164,789)
    Sale of capital assets                 3,000             -           628
    -------------------------------------------------------------------------
    Cash provided by (used in)
     investing activities              4,417,391    (3,195,878)    1,514,029
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Issuance of convertible debentures         -     9,827,616             -
    Financing fees                       (51,399)     (861,328)            -
    Issuance of capital stock, net of
     issue costs                               -       198,400        33,373
    -------------------------------------------------------------------------
    Cash provided by (used in)
     financing activities                (51,399)    9,164,688        33,373
    -------------------------------------------------------------------------

    Effect of exchange rate changes
     on cash and cash equivalents         51,974      (127,034)            -
    -------------------------------------------------------------------------

    Net increase (decrease) in cash and
     cash equivalents during the year   (660,622)      533,741       177,833
    Cash and cash equivalents,
     beginning of year                   773,199       239,458        61,625
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of year                         112,577       773,199       239,458
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Represented by
    Cash                                 112,577       773,199       173,302
    Cash equivalents                           -             -        66,156
    -------------------------------------------------------------------------
                                         112,577       773,199       239,458
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Supplemental cash flow information
    Cash paid during the year for
     interest                            396,261       228,481             -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    %SEDAR: 00007927E          %CIK: 0001179083

    /For further information: Brent Norton, President and CEO, Tel: (416)
222-3449 ext. 22, Email: bnorton(at)premdinc.com; Ron Hosking, Vice President
Finance and CFO, Tel: (416) 222-3449 ext. 24, Email: rhosking(at)premdinc.com/
    (PMD. PME)

CO:  PreMD Inc.

CNW 08:27e 29-MAR-07